UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into an Acting in Concert Agreement

On July 5, 2025, BGM Group Ltd (the “Company”) was informed that Ms. Furong Cao (“Ms. Cao”), a Director of the Company, entered into an acting in concert agreement (the “Agreement”) through her wholly-owned subsidiary LX Management Company limited (“LX Management”), a company duly incorporated under the laws of Hong Kong with Mr. Zhanchang Xin (“Mr. Xin”), through his wholly-owned subsidiary Ahanzhai Development Limited (“Ahanzhai”), a company duly incorporated under the laws of British Virgin Islands. As of the date of the Agreement, Ms. Cao, directly and through Ahanzhai, holds 9,800,000 Class B ordinary shares of the Company, representing approximately 4.9% and 44.9% of the Company’s outstanding ordinary shares and aggregate voting power, respectively; Mr. Xin, directly and through LX Management, holds 10,200,000 Class B ordinary shares of the Company, representing approximately 5.1% and 46.8% of the Company’s outstanding ordinary shares and aggregate voting power, respectively.

With the purpose to maintain a stable shareholder structure and control of the Company, pursuant to the Agreement, both Ms. Cao and Mr. Xin, through Ahanzhai and LX Management, respectively, intended and agreed to act in concert relating to all matters that require the decisions of the shareholders of the Company and/or the Directors of the board of the directors of the Company, including but not limited to all the matters as stipulated in the memorandum and articles of association of the Company and the Agreement. Pursuant to the Agreement, Ms. Cao and Mr. Xin agree to vote in concert if a unanimous decision can be reached by both parties on a given matter; or, when a unanimous decision cannot be reached on a matter, then both parties agree to vote against such matter. The Agreement also contained customary representations, warranties and covenants of both the parties. As a result of the Agreement, Ms. Cao and Mr. Xin can both be deemed to be the beneficial owners of approximately 10.0% and 91.7% of the Company’s outstanding ordinary shares and aggregate voting power, respectively. The Agreement will remain effective until terminated by the parties.

The Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this announcement and elsewhere by using words such as “expect”, “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this announcement or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Acting in Concert Agreement dated as of July 5, 2025, entered by and made among Ms. Furong Cao, LX Management Company Limited, Mr. Zhanchang Xin and Ahanzhai Development Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer